Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated May 14, 2014

Fantex Video

What if everything you knew about sports and finance simply mattered more?

And the sports section was now a financial journal?

What if a trading platform was made of turf and hard wood?

What if you could get closer to the game by being a shareholder in a stock linked to the value of a player’s brand?

And this was the first online market where you could invest real money in shares linked to the value of the brand of a top athlete?

What if you could trade these shares?

What if you could start now?

Is that something you’d be interested in?

Well, this is no fantasy.

This investment is highly risky and speculative and may include a complete loss of principal.

Investing in a Fantex, Inc. tracking stock represents an ownership interest in Fantex, Inc. as a whole, and holders of shares will have no direct investment in that brand contract or athlete.

There is no assurance that Fantex, Inc. will enter into more brand contracts with athletes in other sports.

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482.